LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS“

Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator - State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exch[illegible]
of Corporation Financ[illegible]
Office of International
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549



05007888

27-04-2005 No. 12



PROCESSING
SECTION
RECEIVED
MAY 10 2005
179
SEC MAIL

Fax. (202) 942 95 25

No. of pages: 1+19

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Report for the first quarter of 2005

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Report for the first quarter of 2005

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,



Darius Džiaugys

Investor Relations Officer



Encl.: 1. Report (19 pages)

File No. 82-5086

AB Lietuvos Telekomas
Report for the 1st quarter of the year 2005

(Prepared according to the Rules on Periodic Disclosure of Information about Issuers' Activities and their Securities approved by the Securities Commission of Lithuania)

Table of contents

I. GENERAL PROVISIONS

1. Accountable period for which the report has been prepared

The first quarter of the year 2005.

2. Main data about the Issuer

Name of the Issuer	AB Lietuvos Telekomas
Authorised capital	814,912,760 litas
Registered office	Savanoriu ave. 28, LT-03501 Vilnius, Lithuania
Telephone number	+370 46 48 15 11
Fax number	+370 5 212 66 65
E-mail address	info@telecom.lt
Legal and organisational form	public company (joint-stock company)
Date and place of registration	6 February 1992, Board of Vilnius City
Date and place of re-registration	8 July 1998, Ministry of Economy of the Republic of Lithuania
Registration No.:	BI 98 - 195
Code in the Register of Enterprises	1212 15434
Administrator of Register of Legal Persons	State Enterprise Centre of Registers
Internet address	www.telecom.lt

3. Information about where and how it is possible to get acquainted with the report and other documents on the basis whereof it was prepared and the name of the means of the mass media

Report and other documents on the basis whereof this report was prepared are available at AB Lietuvos Telekomas' headquarters at Savanoriu ave. 28, Vilnius, Lithuania on business days from 8 a.m. till 5 p.m.

The Company's notices, including information and other documents related to the General Meeting to be convened, as well as notices and information about reorganisation or liquidation of the Company, resolutions (decisions) of the General Meeting and the Board, other notices and document which according to the laws of the Republic of Lithuania, By-laws of the Company or resolutions (decisions) of the Company's bodies must be announced to all Shareholders and/or other persons, shall be given in Lietuvos Rytas daily or delivered personally to each Shareholder or any person to whom notification is required, by registered mail or by recorded delivery.

4. Persons responsible for the accuracy of information in the report

4.1. Members of the managing bodies of the Issuer, employees and the head of the administration responsible for the report:

Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, tel. +370 5 236 76 00, fax. +370 5 212 66 65.

Jan-Erik Elsérius, Chief Financial Officer - Deputy General Manager of AB Lietuvos Telekomas, tel. +370 5 236 76 03, fax. +370 5 231 38 60.

4.2. -----------

5. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of this report that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation.

AB Lietuvos Telekomas represented by Stefan Albertsson, Acting General Manager, and Jan-Erik Elsérius, Chief Financial Officer - Deputy General Manager, hereby confirms that information contained in this report is true and there are no suppressed facts, which could have an impact on investors' decisions to buy or sell the Company's securities as well as on the market price of those securities and their valuation.

Acting General Manager of AB Lietuvos Telekomas .... Stefan Albertsson


LIETUVOS RESPUBLIKA
AKCINĖ BENDROVĖ
LIETUVOS TELEKOMAS
VILNIUS
Seal

26 April 2005

Chief Financial Officer -Deputy General Manager of AB Lietuvos Telekomas .... Jan-Erik Elsérius



26 April 2005

The report is prepared in Vilnius, April 2005.

II. INFORMATION ABOUT MAJOR SHAREHOLDERS AND MEMBERS OF THE MANAGING BODIES

6. Shareholders

The share capital of AB Lietuvos Telekomas registered in Company's Register of the Republic of Lithuania is 814,912,760 litas.

According to the type of shares, the structure of AB Lietuvos Telekomas share capital is as follows:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Part in the share capital (%)
Ordinary registered shares (ORS)	814,912,760	1	814,912,760	100.00
Total:	814,912,760	-	814,912,760	100.00

All shares of AB Lietuvos Telekomas are paid in.

As on 31 March 2005, the total number of AB Lietuvos Telekomas' shareholders was 11,026. The number of shareholders on the day of the last Annual General Meeting of Shareholders, which was held on 22 April 2005, was 10,636.

The following shareholders hold more than 5 per cent of the Company's share capital as on 31 March 2005:

Name and surname of the shareholder (name of enterprise, type and registered office, code in the register of enterprises)	Number of ordinary registered shares owned by the right of ownership	Part in the share capital (%)	Part of votes given by the shares owned by the right of ownership (%)	Part of votes held together with persons acting together (%)
Amber Teleholding A/S, c/o TeliaSonera Danmark A/S, Ejby Industrivej 135, 2600 Glostrup, Denmark, register code 244.793 (a)	488,947,656	60.00	62.94	—

NOTE: (a) Amber Teleholding A/S is a fully owned subsidiary of TeliaSonera AB, Sweden.

As on 31 March 2005, the State of Lithuania represented by the State Property Fund held 22,836,805 shares that amount for 2.84 per cent of the Company's share capital and 2.98 per cent of votes.

On 12 June 2000, AB Lietuvos Telekomas launched the Global Depository Receipt (GDR) program. According to the program, one Lietuvos Telekomas' GDR represents ten ordinary registered shares of AB Lietuvos Telekomas. The program's Depository is Deutsche Bank Trust Company Americas, 60 Street, New York, NY 10005, USA.

As on 31 March 2005, on the basis of 116,153,890 AB Lietuvos Telekomas' shares there were issued 11,615,389 Global Depository Receipts that amount for 14.25 per cent of the Company's share capital.

As on 31 March 2005, UAB Lintel, a subsidiary of AB Lietuvos Telekomas, held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital. Following the Lithuanian Company Law AB Lietuvos Telekomas' shares held by UAB Lintel are considered as treasury stocks.

7. Members of the managing bodies

The managing bodies of AB Lietuvos Telekomas' are as follows:
- General Meeting of Shareholders;
- Board;
- General Manager.

Board (as on 31 March 2005)

The By-laws of AB Lietuvos Telekomas provide that the Company's Board shall consist of seven members and is elected for the two-year term.

Erik Hallberg - Chairman of the Board since 16 June 2004, member of the Board since 28 April 2003 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), Senior Vice President and Head of Market Area Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Chairman of the Supervisory Board of AS Eesti Telekom, Estonia, Member of Supervisory Board of Elion Enterprises AS, Estonia, and AS EMT, Estonia; chairman of the Board of Latvijas Mobilais Telefons SIA, Latvia and Confidence AB, Sweden; member of the Board of Amber Teleholding A/S, Denmark, Tilts Communication A/S, Denmark, Lattelekom SIA, Latvia, and Prevas AB, Sweden. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Gintautas Žintelis - Deputy Chairman of the Board since 27 July 2004, member of the Board since 7 July 1998 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), Chairman of the Remuneration Committee of the Board, Adviser-Consultant to Lietuvos Telekomas' General Manager and the Board. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Morgan Ekberg - a member of the Board since 30 April 2001 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Remuneration Committee of the Board, Head of Network and Technology, Market Area Norway, Denmark and Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Member of the Supervisory Board of Lattelekom SIA, Latvia, member the Board of NetCom AS, Norway, TeliaSonera Networks A/S, Denmark, Telia Mobile A/S, Denmark, and Telia Stofa A/S, Denmark. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Matti Hyyrynen - a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Deutsche Bank Trust Company Americas), Chairman of the Audit Committee of the Board, Head of Vilnius Representative Office of European Bank for Reconstruction and Development. Has no interest in the share capital of AB Lietuvos Telekomas. Member of the Supervisory Board of AB Drobe. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Kennet Rådne - a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Vice President and Head of Product Management and Development, TeliaSonera AB Sweden. Chairman of the Board of Lennandia advertising AB, Sweden, member of the Supervisory Board of AS Eesti Telekom, Estonia. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies. From 21 April 2005 resigned from the Board of Lietuvos Telekomas.

Andrius Šukys – a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of Remuneration Committee of the Board, General Manager of UAB Imparat. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Timo Virtanen – a member of the Board since 5 July 2000 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Adviser, TeliaSonera Finland Oyj. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies. From 21 April 2005 resigned from the Board of Lietuvos Telekomas.

General Manager (CEO)

From 2 January 2004 **Arūnas Šikšta** (born 1968) took the office of General Manager (CEO) of AB Lietuvos Telekomas. He has a degree in Management from Natural Science Faculty of Klaipėda University (1995). From 1992 to 1993 he worked as program coordinator at Lithuanian Open Society Fund. Between 1993 and 1996 he was employed by Lithuanian - Dutch joint venture Seceurtronics Technikom as Executive Director. In the period from 1996 to 1997 he held a position of Director of Marketing Department of Lithuanian Agricultural Bank, and from 1997 to 1999 he was Lithuanian Project Manager at International Relations and Network Department of AS Hansapank (Estonia). From May 1999 till June 2001 he was appointed to the position of Chairman of the Board of the bank AB Hansabankas. From June 2001 till 1 November 2003 he was Chairman of the Board of the bank AB Hansa-LTB and member of the Board of AS Hansapank (Estonia). Member of the Supervisory Board of Lattelekom SIA, member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai and UAB Lintel. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Commercial Officer - Deputy General Manager

From 1 March 2004 **Stefan Albertsson** (born 1963) was appointed to the position of Chief Commercial Officer - Deputy General Manager of AB Lietuvos Telekomas. He is a BSc in Business Administration and Economics and an MSc in Mechanical Engineering (1990). In the period from 1990 to 1996 he worked in various positions at Telia AB, Sweden. Between 1996 and 1999 lead various units at Netia Telekom (Poland) and from 1999 to 2001 was Change Management Director at Eircom, Ireland. In August 2001, he came back to Netia Telekom and till September 2003 held a position of Vice President Marketing. From 3 November 2003 till 1 March 2004 he held a position of Chief Marketing and Sales Officer of AB Lietuvos Telekomas. Chairman of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel and UAB Voicecom, member of the Board of VšĮ Lietuvos Telekomo Sporto Klubas. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Operating Officer - Deputy General Manager

From 9 February 2005 **Darius Didžgalvis** (born 1969) holds an office of Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. He is engineer in radio electronics (1993), MSc in Telecommunication Engineering (2001) and International Executive MBA (2003). He works in Lietuvos Telekomas since 1993. From 2001 to 2005 he was Director of Wholesales Department. Member of the Board of UAB Voicecom and UAB Baltic Data Center. He has 4,669 shares of the Company that accounts for 0.0005 per cent of the share capital and gives 0.0006 per cent of votes.

Chief Financial Officer - Deputy General Manager

From 1 March 2004 **Jan-Erik Elsérius** (born 1943) holds an office of Chief Financial Officer - Deputy General Manager and also Head of Treasury and Investor Relations Unit of AB Lietuvos Telekomas. In 1967, he graduated from Uppsala University as BA in Management, Managerial Economy, Political Economy and Statistics. Between 1969 and 1972, he was employed by Stockholm City/County Council in the Financial Division. From 1972, he was Head of the Public Office of Financial Division of the Swedish Telecom Administration (Telia). From 1975, he was responsible for the Long term Planning and accountable to the Director General. In the period from 1976 to 1980, he worked for the Swedtel. In July 1982, he was appointed to the position of the Finance Director of TeleLarm AB, where he occupied various managerial positions, in September 1997 he was appointed as the Director General. Following the merger with the Securitas Teknik AB in 1998, he was appointed as the Deputy Managing Director of the new company Securitas Larm AB. In 29 March 1999, he was appointed to the position of Chief Financial Officer and Director of Finance Department of AB Lietuvos Telekomas. Member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Voicecom, UAB Baltic Data Center, VšĮ Lietuvos Telekomo Sporto Klubas and Telegrupp AS. He has 90,000 shares of the Company that accounts for 0.011 per cent of the share capital and 0.0116 per cent of votes.

III. FINANCIAL STATUS

The following consolidated financial statements of Lietuvos Telekomas' Group are prepared in accordance with the International Financial Reporting Standards. From the year 2000 Lietuvos Telekomas' Group uses International Accounting Standards in its accounting.

Lietuvos Telekomas' Group financial statements for the reporting period are not audited. Lietuvos Telekomas' Group financial statements for the year ended 31 December 2004 are audited by the auditors.

8. Balance Sheet (in thousand of litas)

	31 March 2005	31 Dec. 2004	31 March 2004
ASSETS			
Non-current assets			
Property, plant and equipment	899,019	941,027	1,070,279
Intangible assets	68,557	83,575	125,070
Investments in associates	1,055	1,294	1,015
Other non-current assets	46	55	60
	968,677	1,025,951	1,196,424
Current assets			
Inventories	4,471	6,561	12,038
Assets held for sale	642	1,813	7,523
Receivables, prepayments and accrued revenue	104,797	114,706	127,497
Current income tax receivable	13,389	11,960	--
Held-to-maturity investments	25,077	30,115	--
Cash and cash equivalents	153,671	88,514	67,234
	302,047	253,669	214,292
Total assets	1,270,724	1,279,620	1,410,716
EQUITY			
Shareholders' equity			
Share capital	814,913	814,913	814,913
Treasury shares	(120,000)	(120,000)	(120,000)
Legal reserve	81,499	81,499	81,499
Translation differences	(17)	(33)	(3)
Retained earnings	362,198	345,036	363,427
	1,138,593	1,121,415	1,139,836
Minority interest	2,591	3,899	2,707
Total equity	1,141,184	1,125,314	1,142,543
LIABILITIES			
Non-current liabilities			
Borrowings	5,650	6,990	12,978
Deferred profit tax liabilities	50,685	55,149	75,119
Grants	8,580	9,280	11,196
	64,915	71,419	99,293
Current liabilities			
Trade, other payables and accrued liabilities	53,448	72,806	64,154
Current income tax liabilities	2,235	1,927	22,505
Borrowings	6,763	6,464	80,149
Provisions for other liabilities	2,179	1,690	2,072
	64,625	82,887	168,880
Total liabilities	129,540	154,306	268,173
Total equity and liabilities	1,270,724	1,279,620	1,410,716

9. Profit (Loss) Statement (in thousand of litas)

	January - March 2005	January - March 2004
Revenue	176,631	183,531
Expenses	(89,014)	(99,187)
Gain on disposal of property, plant and equipment (PPE), net	1,232	1,156
Depreciation and amortisation	(67,221)	(76,577)
Operating profit	**21,628**	**8,923**
Financial activities, net	690	(3,415)
Share of result of associates	(33)	140
Profit before income tax	**22,285**	**5,648**
Income tax expenses	(5,045)	(1,347)
Profit for the period	**17,240**	**4,301**
Attributable to:		
Equity holders of the Company	17,162	3,972
Minority interest	78	329
	17,240	4,301
Earning per share for profit attributable to the equity holders of the Company (Litas)	0.022	0.005

NOTES: Income statement for reporting periods is presented according to the amendments to International Financial Reporting Standards implemented as of 1 January 2005.

10. Explanatory letter

Lietuvos Telekomas Group is the largest provider of the Internet, public fixed-line telephony, network interconnection and other services in Lithuania. The Company is indirectly owned by the Nordic and Baltic telecommunications leader TeliaSonera.

Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

As on 31 March 2005, Lietuvos Telekomas' Group consisted of the parent company, AB Lietuvos Telekomas, (Savanorių ave. 28, LT-03501 Vilnius) and its daughter companies: UAB Comliet (Lvovo str. 21a, LT-09313 Vilnius), UAB Lietuvos Telekomo Verslo Sprendimai (J. Galvydžio str. 7/Žygio str. 97, LT-08236 Vilnius), UAB Lintel (J. Galvydžio str. 7/Žygio str. 97, LT-08222 Vilnius), UAB Voicecom (Eigulių str. 14, LT-03150 Vilnius) and VšĮ Lietuvos Telekomo Sporto Klubas (Savanorių ave. 28, LT-03116 Vilnius). AB Lietuvos Telekomas also owned 60 per cent stake of UAB Baltic Data Center (Žirmūnų str. 141, LT-09128 Vilnius), 30 per cent stake of

company under liquidation UAB Verslo Portalas (J. Jasinskio str. 16a, LT-01112 Vilnius) and 26 per cent stake of UAB TietoEnator Consulting (Žirmūnų str. 141, LT-09128 Vilnius) shares.

As on 31 March 2005, UAB Comliet owned 100 per cent of UAB Comliet Sprendimai, 95 per cent of OOO Comliet-Kaliningrad (Russian Federation) and 55 per cent of Estonian company Telegrupp AS shares. UAB Comliet Sprendimai owns 5 per cent of shares of OOO Comliet-Kaliningrad.

AB Lietuvos Telekomas, the parent company of the Group, offers customers services within fixed-line telephony, Internet, data communication, networks interconnection. Lietuvos Telekomas also operates an Internet portal *Takas*.

UAB Comliet, a subsidiary of Lietuvos Telekomas, specializes in construction of external wide area and indoor telecommunications as well as other indoor engineering networks.

UAB Lintel is the largest provider of Call Center services in Lithuania that handles 16 million contacts per year and operates 4 Call Centers. Lintel also provides Directory Inquiry Service 118, telemarketing and customer care services. From June 2004 UAB Lintel holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks).

UAB Lietuvos Telekomo Verslo Sprendimai serves more than 600 major business customers of Lietuvos Telekomas by providing complex telecommunications services and solutions combined with high quality customer care as well as offering technical consultancy services. Following the decision of the Board of Lietuvos Telekomas from 1 May 2005 UAB Lietuvos Telekomo Verslo Sprendimai will cease provision of services on behalf of Lietuvos Telekomas and services provided by the company will be provided by Business Customer department of Lietuvos Telekomas.

In September 2004, AB Lietuvos Telekomas acquired all shares of UAB Voicecom. Company on behalf of Lietuvos Telekomas was providing voice over IP services. At present company is dormant and voice over IP services are provided by Lietuvos Telekomas.

UAB Baltic Data Center provides high-valued-added IT-operation management services for corporate customers in the Baltic. TietoEnator Oyj, one of the biggest IT services providers in Nordic countries, owns 40 per cent stake in the company. UAB Baltic Data Center also has its subsidiary in Latvia - Baltic Data Center SIA.

In March 2004, Lietuvos Telekomas together with other shareholder, UAB Verslo Žinios, started liquidation of UAB Verslo Portalas, a business-to-business portal verslas.com. The shareholders of Verslo Portalas are AB Lietuvos Telekomas (30 per cent of shares) and UAB Verslo Žinios (70 per cent).

UAB TietoEnator Consulting provides companies in the Baltic region with high-value-added IT-related consulting services. The shareholders of TietoEnator Consulting are Lietuvos Telekomas (26 per cent of shares) and TietoEnator Oyj (74 per cent).

In December 2004, VšĮ Lietuvos Telekomo Sporto Klubas, a non-profit organization solely owned by Lietuvos Telekomas, opened its second sport club facility in Vilnius. The organization also supports Lietuvos Telekomas' women basketball team, a multiple champion of Lithuania and Baltic States.

Subsidiaries, which are those companies in which Lietuvos Telekomas' Group (the Group), directly or indirectly, has an interest of more than one half the voting rights or otherwise has power to govern the financial and operating policies are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of

the net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered.

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Goodwill arising on acquisition of associates is included under intangible assets in the Group accounts. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

Key figures of Lietuvos Telekomas' Group (in thousand of litas)

	January - March 2005	January- March 2004	Change (%)
Revenue (a)	176,631	183,531	-3.8
EBITDA	88,849	85,500	3.9
EBITDA margin (%)	50.3	46.6	
Depreciation, amortisation and assets revaluation charge (a)	(67,221)	(76,577)	-12.2
Operating profit	21,628	8,923	142.4
Operating profit margin (%)	12.2	4.9	
Financial activities, net	690	(3,415)	120.2
Profit before income tax	22,285	5,648	294.6
Profit for the period	17,240	4,301	300.8
Profit margin (%)	9.8	2.3	
Cash flow from operating activities	70,679	60,000	17.8
Earning per share (in litas)	3,066	3,353	-8.6
Average number of shares at the end of period (in thousand) (b)	0.022	0.005	
Number of personnel at the end of period	776,818	776,818	
Number of fixed lines in service	812,254	825,814	-1.6
Penetration of lines per 100 residents (%) (c)	23.7	24.0	
Digitisation rate (%)	92.9	91.3	
Number of lines per full time employee, related to fixed telephony	340	300	13.3

NOTES: (a) according to the amendments to IFRS gain and loss on disposal of property, plant and equipment are excluded from total revenue and total expenses into separate line, and profit for the period includes minority interest; (b) excluding treasury stocks held by UAB Lintel; (c) calculated on the basis of the following population: on 31 March 2005 - 3,425 thousand, on 31 March 2004 - 3,440 thousand.

Consolidated Cash Flow Statements of Lietuvos Telekomas' Group (in thousand of litas):

	January - March 2005	January - March 2004
Operating activities		
Profit for the period	17,240	4,301
Adjustments for:		
Income tax	5,045	1,347
Depreciation and amortisation and impairment charge	67,221	76,577
Share of result of associates	33	(140)
Write-off PPE	472	–
Gain on disposal of PPE	(1,232)	(1,156)
Interest income	(585)	(294)
Interest expenses	212	3,857
Other non cash transactions	141	825
	88,547	85,317
Changes in working capital:		
Inventories	2,090	3,408
Trade and other accounts receivable	9,264	9,718
Trade and other accounts payable	(18,384)	(12,484)
Cash generated from operations	81,517	85,959
Interest paid	(222)	(15,886)
Tax paid	(10,616)	(10,073)
Net cash from operating activities	70,679	60,000
Investing activities		
Purchase of PPE and intangible assets	(14,598)	(11,092)
Proceeds from disposal of PPE	6,497	2,043
Held-to-maturity investments	5,038	--
Interest received	443	294
Net cash from investing activities	(2,620)	(8,755)
Net cash before financing activities	68,059	51,245
Financing activities		
Proceeds from borrowings	--	70,000
Repayment of borrowings and bonds	(2,526)	(171,640)
Dividends paid to minority shareholders	(376)	--
Net cash from financing activities	(2,902)	(101,640)
Increase (decrease) in cash and cash equivalents	65,157	(50,395)
Movement in cash and cash equivalents		
At start of the period	88,514	117,629
Increase (decrease) during the period	65,157	(50,395)
At end of the period	153,671	67,234

Highlights

- Revenue for the first quarter of 2005 amounted to 177 million litas, a decline by 3.8 per cent over the revenue of 184 million litas for the first quarter of 2004.

- During the first three months of 2005 the number of main lines in service decreased by almost 7 thousand to 812 thousand while total number of ADSL connections increased by 11.7 thousand.

- Lietuvos Telekomas' Group expenses, year-on-year, went down by 10.3 per cent from 99 million litas to 89 million litas.

- As a result EBITDA for the three months' period went up by 3.9 per cent to 89 million litas over 86 million litas for the same period a year ago and EBITDA margin reached 50.3 per cent (46.6 per cent in 2004).

- Due to continuous decrease in deprecation and amortisation charges and positive result from financial activities profit before income tax for the first quarter of 2005 was almost 4 times higher than a year ago and amounted to 22 million litas (5.6 million litas a year ago).

- Profit for the period of the first three months of 2005 (including minority interest) amounted to 17 million litas, being 4 times higher than in 2004 when it amounted to 4 million litas.

- Investments in the first quarter of 2005 amounted to 15 million litas (11 million litas in 2004).

- Net cash flow after investment activities for the three months' period amounted to 68 million litas (51 million litas for the same period a year ago). During the three months' period cash and cash equivalents increased by 65 million litas.

Revenue

The total consolidated Lietuvos Telekomas Group's revenue in the first quarter of the year 2005 was 177 million litas, a decrease by roughly 7 million litas or 3.8 per cent over the total revenue of 184 million litas in the first quarter of 2004. Revenue from internet and data communication services increased by 12.1 per cent and amounted up to 20 per cent of total Group's revenue. Revenue from the fixed-line telephony services that amounted up to 75 per cent of total revenue went down by 6.5 per cent compared with the first quarter of 2004, but remained almost at the same level compared with the fourth quarter of 2004. Revenue from other services (excluding gain on disposal of property, plant and equipment) decreased by 14.4 per cent due to seasonality of Comliet's construction activities and amounted to 5 per cent of total Group's revenue.

Breakdown of the Groups' revenue (in thousand of litas)

	January - March 2005	January - March 2004	Change
Fixed-line Telephony Services	132,632	141,815	-6.5%
Internet and Data Communication Services	35,045	31,253	12.1%
Other Services	8,954	10,463	-14.4%
Total	**176,631**	**183,531**	**-3.8%**

NOTE: Gain on disposal of property, plant and equipment is excluded from revenue from other services.

Comparing revenue from fixed-line telephony services for the first quarter of 2005 with the same period a year ago it should be noted that from 14 February 2004 the Company improved its local calls' payment plan, *Vietinis,* and domestic long distance calls' payment plan, *Šalies,* by additionally giving 30 hours free of charge calls during off peak time and weekends for the same subscription fee as before. This resulted in an increase of traffic volume but had a certain negative effect on revenue from traffic charges (down by 11 per cent).

Compared with the first quarter of 2004 the total local calls' traffic in the first quarter of 2005 increased by 8.2 per cent, long distance calls' traffic slightly increased by 0.2 per cent, fixed to mobile network traffic went up by 3.4 per cent and international calls' traffic increased by 12.7 per cent.

Number of payment plans subscribed by Lietuvos Telekomas' customers increased by 14.4 per cent from 371 thousand in March 2004 to 424 thousand in March 2005. The most popular payment plan is the one designed for local calls that represents almost 80 per cent of all payment plans. The second most popular is international calls payment plan, *Pasaulis.*

In spite of decline in number of main lines in service over the year by 1.6 per cent to 812,254 lines in services as of 31 March 2005, revenue from subscription fees declined by just 1.3 per cent. Revenue from networks interconnection services for the first quarter of 2005 decreased by 5.5 per cent, year-on-year, due to lower interconnection tariffs.

Revenue from internet services went up by 23.1 per cent, particular growth area is internet broadband services. During the first three months of 2005 total number of ADSL connections increased by 23.4 per cent from 50,199 (31 December 2004) to 61,928 (31 March 2005) whereof 59,066 connections are sold to Lietuvos Telekomas' customers and 2,862 on wholesales market. Due to substitution effect number of internet dial up services users is not growing but remains roughly on the same level of 35 thousand users. Revenue from internet services growth was partly offset by 2.8 per cent decline in revenue from data communication services, nevertheless, total revenue from internet and data communication services for the first quarter of 2005 compared with the same period year ago increased by 12.1 per cent.

According to the Company's estimations Lietuvos Telekomas' market share on fixed-line telephony market in terms of lines remains on the same level of 99 per cent and in terms of revenue amounts to 94 per cent. At the end of March 2005 total fixed-line telephony penetration rate in Lithuania was 23.9 per cent. During the first quarter of 2005 the Company' internet broadband market share in terms of users (retail market) increased from 36.9 per cent to 39.4 per cent and the broadband penetration per 100 inhabitants should stand at 4.4 per cent (3.8 per cent at the end of 2004). Lietuvos Telekomas' market share on internet providers market in terms of revenue is estimated to be at the level of 47 per cent.

In March, the Company improved its ADSL technology based internet plans *Takas iD1* and *Takas iD2* by offering to download eight and five times, respectively, bigger amounts of data not changing the pricing. From March, users of internet broadband service *Takas iD3* for additional 19 litas could browse the internet without restrictions not only during the evening and weekends but during the business hours too. In order to promote usage of internet in Lithuania and simply let the people "taste" it, Lietuvos Telekomas launched a campaign *Night on the Web for One Litas* that offers dial-up internet access from midnight to 7 a.m. for just one litas.

Expenses

In the first quarter of 2005, Lietuvos Telekomas continued to control its expenses and improve efficiency of its activities. As a result total expenses went down by 10.3 per cent whereof employee related expenses were cut by 15.7 per cent, interconnection expenses decreased by 4.4 per cent as well as the other expenses.

During January-March 2005 the number of employees in Lietuvos Telekomas' Group decreased from 3,120 to 3,066 at the end of the quarter. As of 31 March 2005, the number of main lines per one full-time employee in the core business was 340, while a year ago this figure stood at 300.

Due to moderate decline in revenue and 10.3 per cent cut in expenses EBITDA for the first quarter of 2005 increase by 3.9 per cent and 12.8 per cent over EBITDA for the first quarter and fourth quarter of 2004, respectively. The EBITDA margin is back on 50 per cent level and for the January - March of 2005 amounted to 50.3 per cent (46.6 per cent a year ago).

Profit for the Period

Continuously decreasing depreciation and amortisation charges (12.2 per cent year-on-year or roughly 3 per cent quarter-on-quarter) in synergy with positive results from financial activities as the Company from being a borrower became an investor had a positive effect on Lietuvos Telekomas' profitability. Operating profit for the first quarter of 2005 was 2.4 times higher than for the same period year ago and amounted to 21.6 million litas. Operating profit margin was 12.2 per cent (4.9 per cent a year ago).

As a result, the profit before income tax for the first quarter of 2005 was 22.3 million litas, an almost 4 times increase over 5.6 million litas for the same period last year. The profit of Lietuvos Telekomas' Group (including minority interest) for January - March 2005 was 17.2 million litas while a year ago it amounted to 4.3 million litas. The profit margin for the first quarter of 2005 was 9.8 per cent and earning per shares amounted to 0.022 litas.

Balance Sheet and Cash Flow

On 31 March 2005, the total assets of Lietuvos Telekomas' Group amounted to 1,271 million litas, a slight decrease by 0.7 per cent over 1,280 million litas on 31 December 2004. At the end of the first quarter of 2005 non-current assets amounts to 76.2 per cent of the total assets while current assets amounted to 23.8 per cent whereof cash and cash equivalents represented to 12.1 per cent of the total assets.

During the first three months of 2005 shareholders' equity increased by 1.4 per cent and amounted to 1,141 million litas. Shareholders' equity amounted to 89.8 per cent of the total liabilities. The total borrowings amounted to 12.4 million litas and net debt was -141 million litas. The net debt to equity ratio was -12.4 per cent (at the end of 2004 it was -7 per cent).

During the first quarter of 2005 the net cash flow from operating activities was 71 million litas, an increase by 17.8 per cent over 60 million litas during the same period a year ago. The cash flow after investing activities was 68 million litas (51 million litas in 2004). An amount of 2.9 million litas was used for financial activities and as a result during the first quarter of 2005 the cash and cash equivalents of Lietuvos Telekomas' Group increased by 65 million litas.

On 18 March 2005, the Board of Lietuvos Telekomas proposed to the Annual General Meeting of Shareholders' to be held on 22 April 2005 to allocate from the Company's distributable profit 100,986 thousand litas for the dividend payment for the year 2004 giving 0.13 litas dividend per share.

Investments

During January - March 2005 the total amount of investments made by Lietuvos Telekomas' Group amounted to 15 million litas (11 million litas in 2004).

On 31 March 2005, Lietuvos Telekomas' number of main lines in service was 812,254 or 23.7 lines per 100 inhabitants of Lithuania. Digitalisation rate at the end of the first quarter of 2005 was 92.9 per cent (91.3 per cent a year ago). Total number of ISDN channels amounted up to 44.3 thousand (38.6 thousand a year ago), total number of ADSL access points (including wholesales) doubled and amounted to 61.9 thousand (30.8 thousand in 2004) and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points reached 1,016 (809 in 2004).

On 18 March 2005, the Board of AB Lietuvos Telekomas approved a new organisational structure of AB Lietuvos Telekomas. From 1 May 2005 instead of Sales Department will be Private Customers Department and Business Customers Department. Business Customers Department would also provide services currently on behalf of Lietuvos Telekomas provided by its subsidiary UAB Lietuvos Telekomas Verslo Sprendimai.

IV. MATERIAL EVENTS IN THE ISSUER'S ACTIVITY

11. Material events in the Issuer's activity

On 1 February 2005, the Company announced that the Employment Contract with Romualdas Degutis, Head of Technology Division - Deputy General Manager of AB Lietuvos Telekomas, upon his proposal is being terminated as of 2 February 2005 upon mutual agreement.

On 8 February 2005, the Board of AB Lietuvos Telekomas decided from 9 February 2005 to appoint Darius Didžgalvis to the position of Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. The Board decided to approve the following members of the Board as members of the Remuneration committee for the new term: Gintautas Žintelis, Morgan Ekberg and Andrius Šukys.

On 8 February 2005, the Board of AB Lietuvos Telekomas approved the draft of unaudited financial statements of AB Lietuvos Telekomas' Group for the year 2004 prepared according to International Financial Reporting Standards. In 2004, the total revenue of Lietuvos Telekomas' Group amounted to 730 million litas, a decrease by 10.1 per cent over the revenue of 812 million litas in the year 2003. The total operating expenses for the year 2004 amounted to 394 million litas, a decrease by 7.4 per cent over 426 million litas for the year 2003. EBITDA for the year 2004 amounted to 336 million litas (386 million litas a year ago) and EBITDA margin was 46 per cent (47.6 per cent). Profit before profit tax for the year 2004 was 41 million litas and net profit amounted to 32 million litas, while for the year 2003 net result was a loss of 36 million litas due to assets revaluation in the third quarter of 2003. Net cash flow after investment activities for the year 2004 amounted to 202 million litas (283 million litas for the year 2003). During the year cash and cash equivalents decreased by 29 million due to payout of dividends (47 million litas) and repayment of loans (183 million litas).

On 18 March 2005, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 22 April 2005. The record day for Shareholders' Meeting is 15 April 2005. The Board approved audited financial statements of Lietuvos Telekomas' Group for the year 2004 prepared according to International Financial Reporting Standards and Lithuanian Business Accounting Standards. Consolidated revenue of Lietuvos Telekomas' Group for the year 2004 was 721,039 thousand litas (808,200 thousand litas for the year 2003). Following the amendments to International Financial Reporting Standards revenue (and/or loss) on disposal of property, plant and equipment is moved from total revenue (and/or expenses) to separate new gain (loss) on property, plant and equipment line in profit (loss) statement for the years 2004 and 2003. It had no effect on net result for reporting periods: net profit for the year 2004 was 32,190 thousand litas and net loss for the year 2003 was 36,095 thousand litas. The Board proposes for the Annual General Meeting to allocate from the Company's distributable profit 100,986 thousand litas for the dividend payment for the year 2004. Thus dividend per share would amount for 0.13 litas. The Board approved a new organisational structure of AB Lietuvos Telekomas. From 1 May 2005 instead of Sales Department will be Private Customers Department and Business Customers Department. Business Customers Department would also provide activities currently on behalf of Lietuvos Telekomas provided by UAB Lietuvos Telekomo Verslo Sprendimai.

On 18 March 2005, the Company announced that the Annual General Meeting of AB Lietuvos Telekomas' (code 121215434, registered address: Savanorių pr. 28, Vilnius, Lithuania) Shareholders will be held at room 157 of Lietuvos Telekomas' headquarters, Savanorių pr. 28, Vilnius, Lithuania, at 3 p.m. on 22 April 2005. Registration will take place from 2 p.m. till 2.45 p.m. The meeting is convened by initiative of the Board and following the decision of the Board adopted on 18 March 2005. The record day of the General Meeting of Shareholders is 15 April 2005. Proposed Agenda: (1) Information of the Company's auditors; (2) Approval of the Company's activity report of the year 2004; (3) Approval of the Company's annual financial

statements; (4) Allocation of 2004 Company's profit; (5) Election of the Company's Board member. Shareholders who at the end of the record day of the General Meeting of Shareholders, i.e. 15 April 2005, will be on the shareholders list of the Company have a right to participate and vote at the General Meeting of Shareholders personally or by proxy, or represented by the person with whom an agreement on the transfer of voting rights is concluded. All persons attending the General Meeting of Shareholders and having a voting right must bring with them a person's identification document. Shareholders' representative must present to the General Meeting an original proxy issued in the form and content established by the Law. From 12 April 2005 shareholders could get familiarised with the documents possessed by the Company related to the agenda of the Meeting, including draft resolutions, at the headquarters of AB Lietuvos Telekomas, Savanoriu ave. 28, Vilnius, Lithuania.

On 30 March 2005, the Company announced that from 21 April 2005 Timo Virtanen, member of the Board of AB Lietuvos Telekomas, resigns from his position. Timo Virtanen is a member of the Board since 5 July 2000 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Adviser at TeliaSonera Finland Oyj. Has no interest in the share capital of AB Lietuvos Telekomas.

On 7 April 2005, the Company announced that from 21 April 2005 Kennet Rådne, member of the Board of AB Lietuvos Telekomas, resigns from his position. Kennet Rådne (born in 1957) is a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Vice President responsible for Corporate Products and Services at TeliaSonera AB. Has no interest in the share capital of AB Lietuvos Telekomas.

On 8 April 2005, the Board of AB Lietuvos Telekomas decided to adjust the draft agenda of the Annual General Meeting of AB Lietuvos Telekomas' (code 1212 15434, registered address: Savanorių pr. 28, Vilnius, Lithuania) Shareholders to be held at room 157 of Lietuvos Telekomas' headquarters, Savanorių pr. 28, Vilnius, Lithuania, at 3 p.m. on 22 April 2005. Proposed adjusted Agenda: (1) Information of the Company's auditors; (2) Approval of the Company's activity report of the year 2004; (3) Approval of the Company's annual financial statements; (4) Allocation of 2004 Company's profit; (5) Election of the Company's Board members. The meeting is convened by initiative of the Board and following the decision of the Board adopted on 18 March 2005. The record day of the General Meeting of Shareholders is 15 April 2005. Amber Teleholding A/S (has 60 per cent of the Company's shares) proposes to elect Mr Tomas Lenke and Mr Valdo Kalm as new members of the Board of AB Lietuvos Telekomas for the current term of the Board. Mr Tomas Lenke (born 1958) is Network Manager at TeliaSonera AB, Norway, Denmark and Baltic Countries. Mr Valdo Kalm is Chief Executive Officer (CEO) of Estonian company AS EMT.

On 19 April 2005, the Board of AB Lietuvos Telekomas approved unaudited financial statements of Lietuvos Telekomas' Group for the first quarter of 2005 prepared according to International Financial Reporting Standards. Revenue for the first quarter of 2005 amounted to 177 million litas, a decline by 3.8 per cent over the revenue of 184 million litas for the first quarter of 2004. Lietuvos Telekomas' Group expenses, year-on-year, went down by 10.3 per cent from 99 million litas to 89 million litas. EBITDA for the three months' period went up by 3.9 per cent to 89 million litas over 86 million litas for the same period a year ago and EBITDA margin reached 50.3 per cent (46.6 per cent in 2004). Profit before income tax for the first quarter of 2005 was almost 4 times higher than a year ago and amounted to 22 million litas (5.6 million litas a year ago). Profit for the period of the first three months of 2005 (including minority interest) amounted to 17 million litas, being 4 times higher than in 2004 when it amounted to 4 million litas. Net cash flow after investment activities for the three months' period amounted to 68 million litas (51 million litas for the same period a year ago). During the three months' period cash and cash equivalents increased by 65 million litas.

On 22 April 2005, Annual General Meeting of AB Lietuvos Telekomas decided: (1) to approve the Company's activity report of the year 2004, inspected by the Company's auditor UAB PricewaterhouseCoopers; (2) to approve audited Company's annual financial statements for the year 2004, prepared according to the Lithuanian Business Accounting Standards and according to International Financial Reporting Standards; (3) to allocate the Company's profit of the year 2004 in the following way: 100,986,277 litas for dividends (0.13 litas dividend per share) and 378,000 litas for tantiems for members of the Board; (4) to elect the Board as the members of the Board of the Company for current term of the Board Tomas Lenke, proposed by Amber Teleholding A/S, and Valdo Kalm, proposed by Amber Teleholding A/S.

All material events related to the activity of the Company have been submitted to Lithuanian Securities Commission, Vilnius Stock Exchange, Lietuvos Rytas daily, BNS and ELTA news agencies and posted on the Company's internet page www.telecom.lt.